Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone:	(630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax:	(630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER AND

FISCAL 2013 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, July 24, 2013: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its fourth quarter and fiscal year ended June 1, 2013. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Fiscal 2013 Results

Net sales for fiscal 2013 were $141.1 million, a 10.6% decrease compared to net sales of $157.8 million in the prior year. Gross margin was down slightly at 29.5% during fiscal 2013, compared to 29.6% during fiscal 2012. Operating expenses were $41.5 million, compared to $40.6 million during fiscal 2012. Operating income for fiscal 2013 was breakeven, compared to operating income for fiscal 2012 of $6.3 million. The operating income for fiscal 2013 included $1.2 million of employee-related termination costs and $1.0 million of unabsorbed labor and overhead costs.

Net income for fiscal 2013 was $1.2 million, or $0.08 per diluted common share, compared to net income for fiscal 2012 of $8.5 million or $0.50 per diluted common share. Net income for fiscal years 2013 and 2012 includes income from discontinued operations of $0.8 million and $0.5 million, respectively.

Q4 Results

Net sales for the fourth quarter of fiscal 2013 were $35.2 million, down 9.5% from net sales of $38.9 million during the fourth quarter of last year. Gross profit for the fourth quarter of fiscal 2013 was 29.1% or $10.2 million, compared to 28.5% or $11.1 million during the fourth quarter of fiscal 2012. Operating expenses for the fourth quarter of fiscal 2013 were $11.8 million, compared to $10.4 million during the fourth quarter of fiscal 2012. Fourth quarter fiscal 2013 operating expenses included approximately $0.9 million of employee-related termination costs.

Operating loss for the fourth quarter of fiscal 2013 was $1.6 million, compared to operating income of $0.7 million during last year’s fourth quarter. Loss from continuing operations was $1.4 million, compared to income from continuing operations of $3.7 million or $0.22 per share last year.

“Unfortunately we did not see the global economic recovery we had expected in fiscal 2013, which resulted in lower-than-anticipated demand for replacement tubes particularly in the semiconductor wafer fabrication, textile, and wood drying markets. In addition, we experienced a drop in demand for medical monitors due to uncertainties surrounding healthcare reform, which had a negative impact on capital spending by our customers. As a result, we did not achieve our operating margin goal of 5%. Throughout the year we took steps to reduce our costs, and we continue to evaluate our resources to ensure maximum efficiency without putting the Company at risk of losing talented people or missing key opportunities for growth,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

FINANCIAL SUMMARY - FISCAL 2013

•	Net sales for fiscal 2013 were $141.1 million, down 10.6%, compared to net sales of $157.8 million during fiscal 2012.

•	Gross margin as a percentage of net sales was relatively flat at 29.5% during fiscal 2013, compared to 29.6% during fiscal 2012.

•	Selling, general, and administrative expenses increased to $41.5 million during fiscal 2013, compared to $40.6 million during fiscal 2012.

•	Operating income during fiscal 2013 was breakeven, compared to an operating income of $6.3 million during fiscal 2012.

•	Income from continuing operations during fiscal 2013 was $0.5 million, or $0.03 per diluted common share, versus $8.0 million, or $0.47 per diluted common share, during fiscal 2012.

•

Income from discontinued operations, net of tax, was $0.8 million, or $0.05 per diluted common share, during fiscal 2013 compared to $0.5 million, or $0.03 per diluted common share, during fiscal 2012.

•	Net income during fiscal 2013 was $1.2 million, or $0.08 per diluted common share, compared to net income of $8.5 million, or $0.50 per diluted common share, during fiscal 2012.

FINANCIAL SUMMARY - FOURTH QUARTER

•	Net sales for the fourth quarter of fiscal 2013 were $35.2 million, down 9.5%, compared to net sales of $38.9 million during the fourth quarter of last year.

•	Gross margin as a percentage of net sales increased to 29.1% during the fourth quarter of fiscal 2013, compared to 28.5% during the fourth quarter of last year.

•	SG&A expenses during the fourth quarter of fiscal 2013 were $11.8 million, or 33.7% of net sales, compared to $10.4 million, or 26.8% of net sales, during the fourth quarter of last year.

•	Operating loss during the fourth quarter of fiscal 2013 was $1.6 million, compared to $0.7 million, or 1.8% of net sales, for the fourth quarter of last year.

•

Loss from continuing operations during the fourth quarter of fiscal 2013 was $1.4 million, compared to income from continuing operations of $3.7 million, or $0.22 per diluted common share, during the fourth quarter of last year.

•

Income from discontinued operations, net of tax, was $1.2 million during the fourth quarter of fiscal 2013 compared to a loss from discontinued operations of $1.0 million during the fourth quarter of fiscal 2012.

•	Net loss during the fourth quarter of fiscal 2013 was $0.2 million, compared to net income of $2.7 million, or $0.16 per diluted common share, in the prior year’s fourth quarter.

CASH USED FOR SHARE REPURCHASES

“Total cash and investments as of fiscal year end were $146.0 million reflecting repurchases of approximately 1.3 million shares for approximately $15.0 million during the fiscal year. Of the 1.3 million shares, we repurchased 300,000 shares during the fourth quarter using $3.5 million of cash. During our fiscal years 2013 and 2012, we have repurchased a total of 3.2 million shares using $39.0 million of our cash. Our financial position provides flexibility as we carefully evaluate opportunities that will drive our future growth. While growth initiatives remain an integral part of our strategy, we will return value to our shareholders through a combination of cash dividends and share repurchases,” said Mr. Richardson.

As of today, $25.5 million remains under the Company’s existing share repurchase authorization from the company’s Board of Directors. Share repurchases may be made on the open market or in privately negotiated transactions from time to time, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

OUTLOOK

“We are cautiously optimistic that the global economy is stabilizing, and we are beginning to see increased demand for our products in the key markets we serve,” said Mr. Richardson. “We expect sales for EDG and Canvys for the first quarter of Fiscal 2014 to be in the range of $35 to $37 million. For fiscal 2014, we anticipate sales to be in the range of $155 to $160 million, with operating margin improving to the 5% level in the fourth quarter, and 3% for the fiscal year. We are not satisfied with this level of growth or return. We will continue to actively pursue acquisitions which leverage our existing global infrastructure and capitalize on our strength of serving a diverse end-user community,” concluded Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on August 23, 2013, to common stockholders of record on August 9, 2013. The Company currently has 12.1 million outstanding shares of common stock and 2.5 million outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, July 25, 2013, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s Fiscal 2013 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 73571335 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on July 25, 2013, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; access code 54980382.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 27, 2012. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	June 1, 2013	June 2, 2012
Assets
Current assets:
Cash and cash equivalents	$102,002	$43,893
Accounts receivable, less allowance of $1,092 and $1,058	18,268	19,727
Inventories	33,975	34,675
Prepaid expenses and other assets	1,155	806
Deferred income taxes	1,856	2,095
Income tax receivable	6,429	6,572
Investments - current	38,971	105,009
Discontinued operations - assets	303	514

Total current assets	202,959	213,291

Non-current assets:
Property, plant and equipment, net	5,073	4,375
Goodwill	1,519	1,261
Other Intangibles	908	355
Non-current deferred income taxes	1,398	1,458
Investments - non-current	5,461	10,683

Total non-current assets	14,359	18,132

Total assets	$217,318	$231,423

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,255	$12,611
Accrued liabilities	9,566	8,466
Discontinued operations - liabilities	245	253

Total current liabilities	24,066	21,330

Non-current liabilities:
Long-term income tax liabilities	6,726	7,306
Other non-current liabilities	1,287	1,213
Discontinued operations - non-current liabilities	—	1,361

Total non-current liabilities	8,013	9,880

Total liabilities	32,079	31,210

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 12,263 shares at June 1, 2013, and 13,074 shares at June 2, 2012	613	654
Class B common stock, convertible, $0.05 par value; issued 2,491 shares at June 1, 2013, and 2,920 shares at June 2, 2012	125	146
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	73,979	88,217
Common stock in treasury, at cost, 9 shares at June 1, 2013, and 18 shares at June 2, 2012	(105)	(216)
Retained earnings	101,816	104,139
Accumulated other comprehensive income	8,811	7,273

Total stockholders’ equity	185,239	200,213

Total liabilities and stockholders’ equity	$217,318	$231,423

Richardson Electronics, Ltd.

Consolidated Statements of Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	June 1, 2013	June 2, 2012	June 1, 2013	June 2, 2012
Statements of Income (Loss)
Net sales	$35,183	$38,857	$141,066	$157,836
Cost of sales	24,936	27,765	99,521	111,055

Gross profit	10,247	11,092	41,545	46,781
Selling, general, and administrative expenses	11,841	10,401	41,536	40,603
Loss (gain) on disposal of assets	—	(4)	(2)	(77)

Operating income (loss)	(1,594)	695	11	6,255

Other (income) expense:
Investment/interest income	(311)	(385)	(1,306)	(1,386)
Foreign exchange (gain) loss	40	(281)	760	(5)
Other, net	(23)	1	(85)	(10)

Total other (income) expense	(294)	(665)	(631)	(1,401)

Income (loss) from continuing operations before income taxes	(1,300)	1,360	642	7,656
Income tax provision (benefit)	119	(2,381)	160	(334)

Income (loss) from continuing operations	(1,419)	3,741	482	7,990
Income (loss) from discontinued operations, net of tax	1,238	(1,015)	766	536

Net income (loss)	$(181)	$2,726	$1,248	$8,526

Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.10)	$0.23	$0.03	$0.48
Income (loss) from discontinued operations	0.08	(0.06)	0.05	0.03

Total net income (loss) per Common share - Basic:	$(0.02)	$0.17	$0.08	$0.51

Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.09)	$0.21	$0.03	$0.43
Income (loss) from discontinued operations	0.08	(0.06)	0.05	0.03

Total net income (loss) per Class B common share - Basic:	$(0.01)	$0.15	$0.08	$0.46

Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.09)	$0.22	$0.03	$0.47
Income (loss) from discontinued operations	0.08	(0.06)	0.05	0.03

Total net income (loss) per Common share - Diluted:	$(0.01)	$0.16	$0.08	$0.50

Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.08)	$0.21	$0.03	$0.43
Income (loss) from discontinued operations	0.08	(0.06)	0.05	0.03

Total net income (loss) per Class B common share - Diluted:	$—	$0.15	$0.08	$0.46

Weighted average number of shares:
Common shares - Basic	12,293	13,700	12,448	14,025

Class B common shares - Basic	2,696	2,932	2,790	2,941

Common shares - Diluted	15,122	16,728	15,372	17,118

Class B common shares - Diluted	2,696	2,932	2,790	2,941

Dividends per common share	$0.060	$0.050	$0.240	$0.200

Dividends per Class B common share	$0.054	$0.045	$0.220	$0.180

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Twelve Months Ended
	June 1, 2013	June 2, 2012	June 1, 2013	June 2, 2012
Operating activities:
Net income (loss)	$(181)	$2,726	$1,248	$8,526
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	274	292	1,057	1,112
Gain on sale of investments	(2)	(11)	(28)	—
(Gain) loss on disposal of assets	—	(4)	16	(77)
Share-based compensation expense	206	88	619	481
Inventory provisions	113	335	607	512
Deferred income taxes	161	590	145	2,855
Change in assets and liabilities, net of effects of acquired businesses:
Accounts receivable	1,337	4,866	1,814	4,112
Income tax receivable	371	(1,762)	143	(6,572)
Inventories	817	3,511	2,490	(4,941)
Prepaid expenses and other assets	(5)	(3,530)	(329)	5,058
Accounts payable	1,227	(1,484)	1,482	(4,712)
Accrued liabilities	1,255	(585)	960	(50,115)
Long-term income tax liabilities	(1,792)	176	(1,918)	(5,205)
Other	(29)	(1,368)	319	243

Net cash provided by (used in) operating activities	3,752	3,840	8,625	(48,723)

Investing activities:
Cash consideration paid for acquired businesses	—	—	(2,557)	(2,291)
Capital expenditures	(571)	(136)	(1,640)	(218)
Proceeds from sale of assets	—	5	4	25
Proceeds from maturity of investments	26,686	57,866	154,228	376,633
Purchases of investments	(377)	(49,624)	(82,898)	(423,585)
Proceeds from sales of available-for-sale securities	27	25	188	208
Purchases of available-for-sale securities	(27)	(25)	(188)	(208)
Other	68	27	68	39

Net cash provided by (used in) investing activities	25,806	8,138	67,205	(49,397)

Financing activities:
Repurchase of common stock	(3,474)	(10,907)	(15,024)	(23,991)
Proceeds from issuance of common stock	50	90	198	807
Cash dividends paid	(886)	(807)	(3,571)	(3,315)
Other	—	(24)	—	(75)

Net cash used in financing activities	(4,310)	(11,648)	(18,397)	(26,574)

Effect of exchange rate changes on cash and cash equivalents	(269)	(1,711)	676	(2,388)

Increase/ (decrease) in cash and cash equivalents	24,979	(1,381)	58,109	(127,082)
Cash and cash equivalents at beginning of period	77,023	45,274	43,893	170,975

Cash and cash equivalents at end of period	$102,002	$43,893	$102,002	$43,893

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Twelve Months of Fiscal 2013 and Fiscal 2012

(in thousands)

By Strategic Business Unit:

Net Sales	FY 2013	FY 2012	% Change
Fourth Quarter
EDG	$26,447	$26,968	(1.9%)
Canvys	8,736	11,889	(26.5%)

Total	$35,183	$38,857	(9.5%)

	FY 2013	FY 2012	% Change
Twelve Months
EDG	$102,593	$112,586	(8.9%)
Canvys	38,473	45,250	(15.0%)

Total	$141,066	$157,836	(10.6%)

Gross Profit	FY 2013	% of Net Sales	FY 2012	% of Net Sales
Fourth Quarter
EDG	$8,094	30.6%	$8,324	30.9%
Canvys	2,153	24.6%	2,768	23.3%

Total	$10,247	29.1%	$11,092	28.5%

	FY 2013	% of Net Sales	FY 2012	% of Net Sales
Twelve Months
EDG	$31,431	30.6%	$34,626	30.8%
Canvys	10,114	26.3%	12,155	26.9%

Total	$41,545	29.5%	$46,781	29.6%